ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM
Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

May 24, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ken Ellington

Re:	Pax World Funds Series Trust I (Registration Nos. 002-38679, 811-02064) and Pax World Funds Series Trust III (Registration Nos. 333-194601, 811-22935) (the “Registrants” and each series, a “Fund” and together, the “Funds”)

Dear Mr. Ellington,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided telephonically on April 29, 2022 in connection with the Registrants’ annual report to shareholders on Form N-CSR (the “Annual Report”) filed on March 4, 2022. The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Annual Report.

1.	Comment. The Schedules of Investments indicate that certain Funds hold investments in real estate investment trusts (REITs). In future N-CSR filings, in the Notes to Financial Statements section, please consider stating that distributions received from REITs may be classified as dividends, capital gains and/or return of capital.

Response. The Registrants will include disclosure stating that distributions received from REITs may be classified as dividends, capital gains and/or return of capital in the Notes to Financial Statements section in future N-CSR filings.

2.	Comment. In future N-CSR filings, under Note B – Investment Advisory Fee and Transactions with Affiliates and Other Parties – to the Financial Statements, please state that the adviser is responsible for paying the sub-advisory fees for applicable Funds.

Response. The Registrants will include a statement that the adviser is responsible for paying the sub-advisory fees for applicable Funds in future N-CSR filings.

3.	Comment. In future N-CSR filings, in the Management of the Funds section in the back of the Annual Report, please provide an address for each trustee and officer, as required by Item 17(a)(1) of Form N-1A.

Response. The Registrants will provide an address for each trustee and officer in future N-CSR filings.

4.	Comment. In an amended N-CSR filing, please revise Item 4(d) of the Registrants’ certifications to disclose “any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to affect” the Registrants’ internal control over financial reporting, as required by Item 13(a)(2) of Form N-CSR (emphasis added).

Response. The Registrant will make the requested change in an amended N-CSR filing.

5.	Comment. In an amended N-CSR filing, please revise Item 11(b) of Form N-CSR to disclose “any change in the registrant’s internal control over financial reporting…that occurred during the period covered by this report that has materially affected, or is reasonably likely to affect” the Registrants’ internal control over financial reporting (emphasis added).

Response. The Registrant will make the requested change in an amended N-CSR filing.

6.	Comment. On Form N-CEN, Pax Ellevate Global Women’s Leadership Fund has been identified as seeking to operate as a non-diversified fund, as such term is defined in Section 5(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”). If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will seek shareholder approval prior to operating as a non-diversified fund. See Section 13(a)(1) under the 1940 Act and Rule 13a-1 thereunder.

Response. The Registrant respectfully submits that the Fund currently operates, and has since inception operated, as a diversified fund. The Registrant will reflect this classification in an amended N-CEN filing.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith